

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 28, 2017

Dr. Jin Huang
President and Chief Executive Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street
Chang'an Center, Shijingshan District
Beijing 100043
People's Republic of China

> **Re: Ambow Education Holding Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 19, 2017**
> **File No. 333-220207**

Dear Dr. Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2017 letter.

Regulations, page 88

The Law for Promoting Private Education and the Implementing Rules for the Law for Promoting Private Education, page 89

1.   We have considered your response to prior comment 4. Consistent with your response, please revise and update your disclosure in this section and in Management's Discussion and Analysis to discuss your evaluation of the known uncertainties arising from the amendment to the Law for Promoting Private Education.

Corporate Structure, page 101

2.   We note your revised disclosure on page 1 that you now have three business divisions
        and that the new division of "Other" is provided through IValley Beijing Technology Co.
        Ltd. ("IValley Beijing"). On page 49, you disclose that IValley Beijing was established
        in September 2017 and is a 100% subsidiary of Intelligent Valley Polytron Technologies
        Inc. ("IValley"), which is a VIE subsidiary of Ambow Education Management (Hong
        Kong) Ltd. ("Ambow Education Management"). We are unable to locate Intelligent
        Valley Polytron Technologies Inc. ("IValley") or IValley Beijing in your organizational
        chart on page 101. Please revise and advise.

3.   We note from the VIE agreements filed as Exhibits 10.67 through 10.71 that Intelligent
        Valley Polytron Technologies Inc. ("IValley") is a Taiwanese company. Please disclose
        this fact. Discuss why you are operating through a VIE in Taiwan to conduct your new
        business division in the PRC through IValley Beijing. As appropriate, provide risk factor
        and other disclosure discussing relevant Taiwanese government regulation and specific
        risks of using a VIE structure in Taiwan.

4.   Please revise your organizational chart to insert the footnote numbers so that it is clear to
        what entity or entities the footnotes relate.

Financial Statements

18. Disposal of Subsidiaries, page F-72

5.   We note from page 66 that you reduced operating expenses for the nine months ended
        September 30, 2017 through a RMB 33.6 million reversal of a bad debt provision due to
        the disposal of Ambow Online. In light of the significance of this reversal to your
        reported *operating income and income before income tax and non-controlling interests*
        for the nine months ended September 30, 2017, please tell us the following:
        • Give us the journal entries with which you booked the Ambow Online transaction and
          explain for us how you accounted for the sale of Ambow Online;
        • Quantify and describe for us the assets and liabilities assumed by the third party
          purchaser; and
        • Explain why you "did not recognize any gain or loss from the disposal" in light of an
          apparent full recovery (in-substance) of amounts owed to you by Ambow Online.

        Please refer to all pertinent authoritative accounting literature in your response.

20. Subsequent Events, page F-73

6.   We note that you plan to acquire Bay State College, Inc., owner of a for-profit college in
        Massachusetts. Explain for us the closing and post-closing purchase price consideration
        to be exchanged in this transaction and how you plan to determine their value. Disclose

how you plan to account for this acquisition, and explain for us your consideration of and application of the guidance provided by Rule 3-05 of Regulation S-X.

9. Loan Receivable, page F-68
12. Short-Term Borrowing From Third Party, page F-69

7.   We note from page F-69 that on April 4, 2017, you borrowed $6.0 million in US Dollars (approximately RMB 39.8 million) in order to provide you "with sufficient US dollar denominated currency to meet (your) working capital requirements". We also note that you loaned a similar amount, approximately RMB 42.7 million, to "an unrelated non-affiliate third party to the Company", on the same date, April 4, 2017, apparently on the same terms: on an interest free basis and due on April 4, 2018. In this regard:

- Describe for us any relationships between your borrower and lender in these two transactions;
- Explain for us the business purpose for your RMB 42.677 million loan to Suzhou Zhixinliren and why it was made on similar terms as the amount borrowed from Sino Accord Investment Limited; and
- Tell us your consideration of whether or not these financial instruments should be accounted for as derivatives and/or whether one instrument hedges the other and, if so, whether it should be accounted for as a hedge.

Please refer to all pertinent authoritative accounting literature in your response.

Exhibit 5.1 – Legal Opinion

8.   We note your response to prior comment 9 that counsel iterated the meaning of "non-assessable" in its opinion as "no further obligation on the holder of the Shares to make any further payment to the Company in respect of the Shares." This meaning appears to address whether the shares have been fully paid rather than whether the shares are non-assessable. Please have counsel revise its opinion to clarify that a security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the company or its creditors. For guidance, please refer to Sections II.B.1.a and II.B.1.c. of Staff Legal Bulletin No. 19 (CF)

Exhibit 10.67 – Call Option Agreement

9.   Please explain why Party A is not identified in the call option agreement other than as a limited liability company established under the laws of Taiwan under Section 5.2(1) of the agreement.

Exhibit 10.71 – Loan Agreement

10.   Please explain why the Lender, Ambow Education Management (Hong Kong) Ltd., represents in Section 4.2(1) of the agreement that it is established under the laws of Taiwan.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications